Acergy S.A. Conference Call Notification
Second Quarter 2010 Results

London, England – July 5, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) will release its second quarter 2010 results on Wednesday July 14, 2010.

A conference call will be held to discuss the earnings and review business operations on Wednesday July 14, 2010 at 3:00pm UK Time.

Participating in the conference call will be:

•	Jean Cahuzac – Chief Executive Officer
•	Simon Crowe – Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

•	A copy of the second quarter 2010 results announcement
•	A copy of the presentation to be reviewed on the earnings call

Conference Call Information		Replay Facility Details
Lines will open 30 minutes prior to conference call.		A replay facility will be available for the following period:
Date: Time:	Wednesday July 14, 2010 3.00pm UK Time	Date: Time:	Wednesday July 14, 2010 4.30pm UK Time
Conference Dial In Numbers:		Date: Time:	Tuesday July 20, 2010 4.30pm UK Time
UK USA France Norway Germany	: 0800 694 0257 : 1 866 966 9439 : 0805 632 056 : 8001 9414 : 0800 101 4960	Conference Replay Dial In Number: International Dial In: +44 (0) 1452 550 000 Passcode : 85347130#
International Dial In: +44 (0) 1452 555 566 Passcode: 85347130

Alternatively a live audiocast and a playback facility will be available on the Company’s website:
www.acergy-group.com/public/InvestorsandPress

*******************************************************************************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.  We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

*******************************************************************************************************************************************
Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com